UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

Form 6-K/A

(Amendment No. 1)

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of February 2025

Commission File Number 001-40099

GOLD ROYALTY CORP.

(Registrant’s name)

1188 West Georgia Street, Suite 1830

Vancouver, BC V6E 4A2

(604) 396-3066

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒	Form 40-F ☐

EXPLANATORY NOTE

Gold Royalty Corp. (the “Company”) is filing this Amendment No. 1 to the Company’s Report on Form 6-K, filed with the Securities and Exchange Commission on February 24, 2025, solely for the purpose of filing a corrected copy of Exhibit 99.2. No other changes were made to the Original 6-K, or to the exhibits attached thereto.

INCORPORATION BY REFERENCE

EXHIBIT 99.2, INCLUDED WITH THIS REPORT, IS HEREBY INCORPORATED BY REFERENCE AS EXHIBITS TO THE REGISTRANT’S REGISTRATION STATEMENTS ON FORM F-3, AS AMENDED AND SUPPLEMENTED (FILE NOS. 333-280817, 333-280507, 333-276305, 333-267633, 333-270682) AND FORM S-8 (FILE NO. 333-267421), AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS SUBMITTED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GOLD ROYALTY CORP.

Date: February 25, 2025	By:	/s/ Andrew Gubbels
	Name:	Andrew Gubbels
	Title:	Chief Financial Officer

EXHIBIT INDEX

Exhibit	Description of Exhibit

99.1*	Press Release dated February 24, 2025
99.2	Material Change Report dated February 25, 2025

* Previously filed.